UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

500.COM LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

33829R100

(CUSIP Number)

Sequoia Capital 2010 CGF Holdco, Ltd.

Suite 2215

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: (852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

February 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33829R100	Page 2 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CGF Holdco, Ltd. IRS Identification No. 98-0660289
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 33829R100	Page 3 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth 2010 Fund, L.P. IRS Identification No. 98-0678095
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 4 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth 2010 Partners Fund, L.P. IRS Identification No. 98-0705144
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 5 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth 2010 Principals Fund, L.P. IRS Identification No. 98-0705133
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 6 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Growth 2010 Management, L.P. IRS Identification No. 98-0678094
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 7 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 33829R100	Page 8 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 33829R100	Page 9 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,734
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,734
11.	Aggregate amount beneficially owned by each reporting person 35,042,734
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1%
14.	Type of reporting person (see instructions) IN

For each Reporting Person, the Schedule 13D as initially filed on December 6, 2013, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following new paragraphs after the sixth paragraph thereof:

In December 2013, pursuant to Amendment No. 1 to the Senior Exchangeable Note, dated December 20, 2013, by and between Power Profit Group Limited and SC Holdco (the “Exchangeable Note Amendment”), the terms of the Exchange Notes were amended to provide that the exchange price per Class B Share equaled 90% of the initial public offering price of the Company’s ADSs, adjusted to reflect the Company’s ADS-to-Class A Share ratio (subject to equitable adjustment for any stock splits, stock dividends or similar recapitalization transactions). As a result of the adjustment to the exchange price applicable to the Exchange Notes, the aggregate number of Class A Shares beneficially owned by the Reporting Persons was reduced from 35,576,923 to 35,042,734. On December 20, 2013 the Exchange Notes were exchanged by SC Holdco into 4,273,504 Class B Shares, based on the initial public offering price of $13.00 per ADS and the ratio of 10 Class A Shares underlying each ADS.

In September 2014, the Reporting Persons converted their Class B Shares into Class A Shares on a 1:1 basis. As a result, the aggregate number of Class A Shares beneficially owned by the Reporting Persons is 35,042,734 Class A Shares held in the form of 3,504,273 ADSs.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 248,760,722 Class A Shares stated to be outstanding as of September 30, 2014 in the Company’s earnings release filed with the Securities and Exchange Commission on Form 6-K on November 20, 2014. The Reporting Persons may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which constitutes approximately 14.1% of the Company’s Class A Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC Holdco beneficially owns 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Growth, as a parent company of SC Holdco, may be deemed to beneficially own 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF, as a parent company of SC Holdco, may be deemed to beneficially own 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS, as a parent company of SC Holdco, may be deemed to beneficially own 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT, as the general partner of each of SCC Growth, SCC PF and SCC PTRS, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 14.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The Reporting Persons have not effected any transactions in the Class A Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of December 5, 2013, by and among SC Holdco, SCC Growth, SCC PTRS, SCC PF, SCC MGMT, SCC HOLD, SNP and Neil Nanpeng Shen (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on December 6, 2013).

2	Convertible Promissory Note Purchase Agreement, dated as of October 20, 2013, by and between the Company and SC Holdco (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Form F-1, filed by the Company on November 8, 2013).

3	Share Purchase Agreement, dated as of October 20, 2013, by and between the Company and SC Holdco (incorporated by reference to Exhibit 4.5 to the Form F-1, filed by the Company on October 22, 2013).

4	Note Purchase Agreement, dated as of October 21, 2013, by and between Power Profit Group Limited, Heping Wan and SC Holdco (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on December 6, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	December 17, 2014

SEQUOIA CAPITAL 2010 CGF HOLDCO, LTD.

/s/ Kok Wai Yee
		Name:	Kok Wai Yee
		Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH 2010 FUND, L.P.
SEQUOIA CAPITAL CHINA GROWTH 2010 PARTNERS FUND, L.P.
SEQUOIA CAPITAL CHINA GROWTH 2010 PRINCIPALS FUND, L.P.

By: SC China Growth 2010 Management, L.P.
A Cayman Islands exempted limited partnership, General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
		Name:	Kok Wai Yee
		Title:	Authorized Signatory

SC CHINA GROWTH 2010 MANAGEMENT, L.P.

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
		Name:	Kok Wai Yee
		Title:	Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen

Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen